NO ACT

12-28-11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

12025202

March 7, 2012

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-7-12

Mary E. Schaffner
Wells Fargo & Company
Mary.E.Schaffner@wellsfargo.com

Re: Wells Fargo & Company
Incoming letter dated December 28, 2011

Dear Ms. Schaffner:

This is in response to your letter dated December 28, 2011 concerning the shareholder proposal submitted to Wells Fargo by Norges Bank. We also have received a letter on behalf of the proponent dated January 20, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Michael J. Barry
Grant & Eisenhofer P.A.
mbarry@gelaw.com

March 7, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wells Fargo & Company
Incoming letter dated December 28, 2011

The proposal seeks to amend Wells Fargo's bylaws to require Wells Fargo to include in its proxy materials the name, along with certain disclosures and statements, of any person nominated for election to the board by a shareholder or group of shareholders who beneficially owned 1% or more of Wells Fargo's outstanding common stock.

We are unable to concur in your view that Wells Fargo may exclude the reference to the proponent's website in the proposal under rule 14a-8(i)(3), which permits the exclusion of a proposal or a portion of the proposal if it is materially false or misleading. In this regard, we note that the proponent has provided Wells Fargo with the information that would be included on the website, Wells Fargo has not asserted that the content to be included on the website is false or misleading, and the proponent has represented that it intends to include this information on the referenced website upon the filing by Wells Fargo of its 2012 proxy materials. As a result, we are unable to conclude that you have demonstrated that the portion of the proposal you reference for exclusion is materially false or misleading. Accordingly, we do not believe that Wells Fargo may omit this portion of the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Hagen Ganem
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

485 Lexington Avenue
New York, NY 10017
Tel: 646-722-8500 • Fax: 646-722-8501

Grant & Eisenhofer P.A.

123 Justison Street
Wilmington, DE 19801
Tel: 302-622-7000 • Fax: 302-622-7100

www.gelaw.com

1920 L Street, N.W., Suite 400
Washington, DC 20036
Tel: 202-386-9500 • Fax: 202-386-9505

Michael J. Barry
Director
Tel: 302-622-7065
mbarry@gelaw.com

January 20, 2012

VIA ELECTRONIC AND OVERNIGHT MAIL
Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Norges Bank Proxy Access Proposal Pursuant to Rule 14a-8

Dear Ms. Schaffner:

This letter responds to the December 28, 2011, no-action request submitted by Wells Fargo & Company (the "Company") to the Securities Exchange Commission (the "SEC") relating to the shareholder proposal submitted to the Company by Norges Bank Investment Management ("NBIM"). A copy of this correspondence is being provided simultaneously to Mary E. Schaffner, Esquire at the Company and to Elizabeth Ising, Esquire, of Gibson, Dunn & Crutcher. For the reasons set forth below, the Company's no-action request should be denied.

The only basis for the Company's no-action request is the fact that NBIM's referenced web site in its proxy access shareholder proposal is not currently operational. Attached is a copy of the information NBIM intends to post at the web site address listed in its shareholder proposal. This sets forth both the proxy access proposal submitted to the Company and expands on NBIM's reasons for submitting its proposal to the Company. NBIM intends to make the referenced web site "live" upon the Company's filing of its 2012 proxy statement with the SEC. We believe the information NBIM intends to post on the web site moots the Company's no-action request. As a result, we request that the SEC deny the Company's no-action request in light of the information provided.

Please let me know if you have any questions regarding this matter.

Sincerely,

Michael J. Barry

Enclosure

cc: Guro Heimly (by electronic mail)
Mary E. Schaffner, Esquire
Elizabeth Ising, Esquire (by electronic mail – eising@gibsondunn.com)

Proxy Access: Wells Fargo & Company

Norges Bank Investment Management submitted the following shareholder proposal for inclusion in Wells Fargo's 2012 proxy statement:

The Corporation's Bylaws are hereby amended as follows:

- The following shall be added as Section 3.11(a)(iv):

  Notwithstanding anything in the last sentence of Section 3.11(a)(i) to the contrary, the Company shall include in its proxy materials for a meeting of Stockholders at which any director is to be elected the name, together with the Disclosure and Statement (both defined below), of any person nominated for election to the Board of Directors by a Stockholder or group thereof that satisfied the requirements of this Section 3.11(a)(iv) (the "Nominator"), and allow Stockholders to vote with respect to such nominee on the Company's proxy card. Each Nominator may designate nominees representing up to 25% of the total number of the Company's directors.

  To be eligible to make a nomination under this Section 3.11(a)(iv), a Nominator must:

  (a) have beneficially owned 1% or more of the Company's outstanding common stock (the "Required Shares") continuously for 1 year prior to the submission of its nomination, and shall represent that it intends to hold the Required Shares through the date of the meeting;

  (b) provide to the Company's secretary within the time described in Section 3.11(a)(ii) written notice containing: (i) with respect to the nominee, the information required under Sections 3.11(a)(ii)(2) and (4) (the "Disclosure"); and (ii) with respect to the Nominator, proof of ownership of the Required Shares in satisfaction of SEC Rule 14a-8; and

  (c) execute an undertaking that it agrees: (i) to assume all liability for any violation of law or regulation arising out of the Nominator's communications with Stockholders, including the Disclosure; and (ii) to the extent it uses soliciting material other than the Company's proxy materials, to comply with all laws and regulations relating thereto.

The Nominator shall have the option to furnish a statement, not to exceed 500 words, in support of each nominee's candidacy (the "Statement(s)"), at the time the Disclosure is submitted to the Company's secretary. The board of directors shall adopt a procedure for timely resolving disputes over whether notice was timely given and whether the Disclosure and Statement(s) comply with this Section 3.11(a)(iv) and the rules under the Exchange Act.

The following shall be added to Section 3.6(b) regarding Voting for Directors.

Notwithstanding the foregoing, the total number of directors elected at any meeting may include candidates nominated under the procedures set forth in Section 3.11(a)(iv) representing no more than 25% of the total number of the Company's directors.

Shareholders' right to nominate board candidates is a fundamental principle of good corporate governance and board accountability.

This proposal enables shareholders to nominate director candidates subject to reasonable limitations, including a 1% / 1 year holding requirement for nominators, permitting nominators to nominate no more than 25% of the company's directors, and providing that, in any election, candidates nominated by shareholders under this procedure can be elected to fill no more than 25% of the Board seats.

For more information see http://www.nbim.no/WellsFargoProxyAccessProposal

Please vote FOR this proposal.

A. Our Goal

Shareholders' right to nominate candidates for election to the board of directors is a fundamental principle of good corporate governance and board accountability. Norges Bank Investment Management (NBIM) proposes amending the Wells Fargo & Company (the "Company" or "Wells Fargo") bylaws in order to enable shareholders to nominate board candidates other than those selected by the Company itself. At the same time, we recognize the importance of shareholder nominations and board continuity. As a result, we have included important procedural requirements to help ensure appropriate use of the proposed procedures, and have structured our proposal to work incrementally within the Company's current bylaws to help promote responsive corporate governance and improved Company and Board performance.

B. Why the Proposed Amendments are Necessary

NBIM believes that Wells Fargo's corporate governance practices are in need of improvement and that shareholder rights must be enhanced. The right of Wells Fargo's shareholders to nominate directors is particularly important since the Company has not met our expectations with regard to key aspects of corporate governance and performance. Specific examples of instances and issues where Wells Fargo's corporate governance practices are not in line with NBIM's expectations include the following:

- Wells Fargo's shareholders must collectively own more than 25% of the outstanding common stock in order to call for an extraordinary general meeting of shareholders. We believe that by amending its bylaws to allow for such a 25% threshold, the Wells Fargo Board circumvented a 2011 shareholder proposal that asked for a 10% threshold to call an extraordinary general meeting; and

- The Board has the ability to amend the Company's bylaws without shareholder approval, while a majority vote of outstanding shares is needed for shareholders to amend the Company's bylaws; and

- Under the Company's Articles of Incorporation the Board can issue shares of a new series of preferred stock with voting rights that can be used as a potential takeover defense in the event of an attempted corporate acquisition (sometimes referred to as "blank check preferred stock"); and

- The Board has combined the roles of CEO and Chairman of the Board. We believe the two roles are fundamentally different and that the Chairman should, at minimum, be independent of the Company's management. Our view is supported by the Chairmen's Forum, in association with Yale School of Management, in its 2009 policy statement "Chairing the Board: The Case for Independent Leadership in Corporate America." An increasing number of S&P 500 companies have chosen to separate these two roles. In 2004, 27% of these companies had split the CEO and Chairman roles, while by 2011 the percentage rose to 40%; and

- Despite relatively low shareholder vote support for some directors over a number of years, we believe Wells Fargo has failed to sufficiently explain why they have re-nominated these directors. We assess the appropriateness of board directors by evaluating how each director has served shareholders across all boards where he/she has been entrusted with a board seat. We regard the low shareholder support as an indication of shareholders expressing their concerns on board accountability, lack of independence and insufficient transparency.

NBIM's proxy access proposal is designed to allow shareholder nomination of board candidates with the goal of electing a more responsive Wells Fargo Board.

C. How the Proposed Amendments Operate

NBIM's shareholder proposal asks that Wells Fargo's proxy materials include nominees for election to the board of directors submitted by a shareholder, or group of shareholders, who satisfy the requirements set forth in the proposed bylaw. The current proposal is drafted to work within the framework of the Company's current bylaws. The shareholder(s) must have held 1% of the Company's outstanding common stock for 1 year prior to submitting the nomination. In addition, the shareholder(s) must submit the same nominee disclosure information currently required by the Company's bylaws for shareholder nominations. Any individual shareholder or shareholder group may designate nominees representing up to 25% of the total number of the Company's directors.

We propose the 1% / 1 year requirement to ensure substantial and stable shareholder interests support the candidates for board election, and yet open the possibility for qualified shareholders to make use of proxy access rights. One percent of Wells Fargo's common stock was valued at approximately $1.45 billion as of December 31, 2011 and is therefore a substantial capital investment. These thresholds are intended to avoid inappropriate use of proxy access rights.

In addition, we propose a voting procedure that integrates the current system of majority voting with a plurality carve-out in case of contested elections. A shareholder nominated candidate will be elected if he or she receives more votes than at least one of the Board's candidates, subject to a limitation that no more than 25% of the Board seats can be filled by shareholder nominees in any election. These limitations are designed to give shareholder candidates a material influence on the Board, but will not result in a disruptive change of control of the Board.

A practical example of how the board nomination and election process would work under the current proposal is as follows. The example is provided for illustrative purposes only and is not intended to represent the Company's current proxy statement with respect to electing directors:

1. Hypothetical Overview of Board / Nominees

- Wells Fargo's Board has 16 seats.
- Any shareholder may nominate directors up to 25% of the board seats. With 16 seats, this is a maximum of 4 nominees per shareholder or shareholder group.
- The Company nominates 16 candidates.
- Two shareholders or groups nominate 4 candidates each.
- The Company's ballot will include 24 nominees, consisting of the 16 Company nominees and the 8 shareholder nominees.
- Each shareholder may vote FOR a maximum of 16 candidates and against as many candidates it wants.

2. Example Vote Outcomes Based on Above Nominations

- If one shareholder nominee receives more votes than the Company nominee receiving the fewest votes, then that shareholder nominee would be elected to the board along with the other 15 Company nominees.
- If 2, 3 or 4 shareholder nominees receive more votes than the Company nominees receiving the fewest votes, then those 2, 3 or 4 shareholder nominees would be elected to the board along with the 14, 13 or 12, respectively, Company nominees who received greater shareholder support.
- HOWEVER, if 5 or more shareholder nominees receive more votes than certain of the candidates nominated by the Company, the 25% cap is triggered and ONLY the 4 shareholder nominees receiving the greatest number of votes would be elected to the board. The resulting board, therefore, would consist of the 4 shareholder nominated candidates who received the greatest number of votes and the 12 Company nominated candidates who received the greatest number of votes.

D. Conclusion

NBIM questions the effectiveness of Wells Fargo's corporate governance systems and the independence of the board's decision making process in serving the shareholders' interests. In order for shareholders to have a greater opportunity to remedy these governance weaknesses, we urge shareholders to vote FOR this proposal.

WELLS FARGO

Law Department
N9305-173
1700 Wells Fargo Center
Sixth and Marquette
Minneapolis, MN 55479

Mary E. Schaffner, Senior Company Counsel and Assistant Secretary
612/667-2367
612/667-6082

December 28, 2011

Via E-Mail to shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Wells Fargo & Company—Stockholder Proposal submitted by Norges Bank

Ladies and Gentlemen:

Wells Fargo & Company, a Delaware corporation ("Wells Fargo" or the "Company"), hereby notifies the Securities and Exchange Commission (the "Commission") of its intent to omit certain text and a website address described in this no-action request from the stockholder proposal (the "Proposal") submitted on behalf of Norges Bank (the "Proponent") for inclusion in Wells Fargo's proxy statement and form of proxy for Wells Fargo's 2012 Annual Meeting of Stockholders (the "2012 Proxy Materials"), in reliance on Rule 14a-8(i)(3) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on the grounds that inclusion of such text and website address in the Proposal is materially false and misleading and thus violates Rule 14a-9. Wells Fargo respectfully requests the staff of the Division of Corporation Finance (the "Staff") to indicate that it will not recommend any enforcement action to the Commission if Wells Fargo omits this text and website address from the Proposal as it will appear in the 2012 Proxy Materials.

The Proposal

On November 22, 2011, the Company received an initial version of the Proposal from Michael J. Barry, Esq., of Grant & Eisenhofer, P.A., as the attorney acting on behalf of Norges Bank Investment Management, a division of the Proponent. On December 7, 2011, Mr. Barry submitted a modified version of the Proposal containing minor wording changes to address potential questions regarding the total number of words in the Proposal. A copy of the Proposal, as so modified, together with copies of the related correspondence, is attached as Exhibit A.

The Proposal, if approved by the Company's stockholders at its 2012 Annual Meeting of Stockholders, would amend the Company's By-Laws to require, subject to certain limitations set forth in the Proposal, the Company to include in its proxy materials for any meeting at which directors will be elected the name of any person nominated for election as a director by any Wells Fargo stockholder or group of stockholders that beneficially owns not less than one percent of the Company's outstanding common stock continuously for one year prior to submission of the nominee(s). The Proposal, which consists primarily of the text of the By-Law amendments, also contains as part of its supporting statement the following text and website address:

"For more information see http://www.nbim.no/WellsFargoProxyAccessProposal."

As described below, as of the date of submission of this no-action request to the Staff, no information related either to Wells Fargo or the Proposal appears at that website address.

Summary of Wells Fargo's Position

For the reasons set forth below, Wells Fargo believes that, in reliance on Rule14a-8(i)(3), it may properly omit from the Proposal the text and website address quoted above because such text and website address are materially false and misleading in violation of Rule 14a-9.

Analysis

Rule 14a-8(i)(3) provides that a company may exclude from its proxy materials a stockholder proposal if the proposal or supporting statement is "contrary to any of the Commission's proxy rules, including [Rule] 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Specifically, Rule 14a-9 provides that no solicitation shall be made by means of any proxy statement containing "any statement, which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading."

The Staff has made it clear in Staff Legal Bulletin 14 (July 13, 2001) that a website address could be excluded from a stockholder proposal if it refers readers to information that may be false or misleading. In various no-action letters, the Staff has previously concurred that references to internet addresses and/or websites were excludable and may be omitted from proposals or supporting statements. (See, e.g., *Tidewater Inc.* (avail. March 26, 2004) and *Sabre Holdings Corporation* (avail. March 18, 2002), requiring the proponents to delete both general references to an entire website and also to revise website addresses to provide an accurate citation to a specific source). In *Bristol-Meyers Squibb Company* (avail. March 2, 2002), Bristol-Meyers objected to inclusion of a website address which did not exist to support a statement in the proposal, arguing that inclusion of a non-existent website address was inherently materially false and misleading. The Staff concurred and advised Bristol-Meyers that the Staff would not object to omission of the website references from the proposal if the proponent failed to revise its proposal to provide an accurate website address to a specific source within a specified time period.

In Staff Legal Bulletin 14B (Sept. 15, 2004) ("SLB 14B"), the Staff clarified its views regarding the application of Rule 14a-8(i)(3) and listed certain circumstances in which it would not be appropriate for companies to exclude proposals or supporting statement language in reliance on Rule 14a-8(i)(3). Those circumstances included "object[ions] to factual assertions because they are not supported"; "object[ions] to factual assertions that, while not materially false or misleading, may be disputed or countered"; "object[ions] to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers"; and "object[ions] to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such." However, SLB 14B also reiterated the Staff's view that "reliance on Rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where . . . the company demonstrates objectively that a factual statement is materially false or misleading."

In the case of the Proposal, the text and website address quoted above—that "more information" specific to Wells Fargo and the Proposal could be found at the website address included in the Proposal—are objectively "false and misleading", and the Company's objection to including the text and website address in its 2012 Proxy Materials does not fall under any of the circumstances outlined in SLB 14B as being insufficient to justify exclusion. After repeated attempts since the date Wells Fargo first received the Proposal, most recently on the date this no-action request is being submitted to the Staff, no information of any type relating either to Wells Fargo or the Proposal appears at that website address. Rather, when the website address is entered in an internet browser, the reader is directed to a page on the Proponent's website containing the message, in English and Norwegian, that the "page was not found." A screenshot of the web page is attached as Exhibit B. Similar to *Bristol-Meyers,* the Proponent's reference to the website address thus misleadingly indicates that additional information in support of the Proposal appears at the website, a statement which is objectively not true. Including a non-functioning website address in the Proposal is thus materially misleading, because stockholders will reasonably conclude, especially since the supporting statement itself provides little explanation, that more complete (but in fact non-existent) information about the Proposal can be found at this website. Further, if information relating either to Wells Fargo or the Proposal is posted, the website address still may be excluded if the posted content is materially false and misleading.

Conclusion

For the reasons set forth above, Wells Fargo respectfully submits that it may properly omit under Rule 14a-8(i)(3) the cited text and website address from the Proposal as included in Wells Fargo's 2012 Proxy Materials and thus requests that the Staff indicate that it will not recommend enforcement action to the Commission if such text and website address are so omitted.

In accordance with Staff Legal Bulletin No.14D (November 7, 2008) ("SLB 14D"), this letter, including exhibits, is being submitted by e-mail to shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), a copy of this letter is being sent concurrently to Michael J. Barry, of the firm of Grant & Eisenhofer, P.A., who has been authorized by the Proponent to act on its behalf for purposes of communications regarding the Proposal.

Rule 14a-8(k) and SLB 14D provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, I am taking this opportunity to inform Mr. Barry, as the Proponent's representative that if the Proponent elects to submit additional correspondence to the Staff regarding the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned pursuant to Rule 14a-8(k) and SLB 14D.

If you have any questions regarding this request, please call the undersigned at 612-667-2367 or Elizabeth Ising, Esq. of Gibson, Dunn & Crutcher LLP at 202-955-8287.

Very truly yours,

Mary E. Schaffner

Mary E. Schaffner
Senior Company Counsel &
Assistant Secretary

Enclosure

cc: Elizabeth Ising
Gibson, Dunn & Crutcher

Michael J. Barry, Esq.
Grant & Eisenhofer, Esq.
(via email, fax and overnight courier)

EXHIBIT A

The Corporation's Bylaws are hereby amended as follows:

The following shall be added as Section 3.11(a)(iv):

Notwithstanding anything in the last sentence of Section 3.11(a)(i) to the contrary, the Company shall include in its proxy materials for a meeting of Stockholders at which any director is to be elected the name, together with the Disclosure and Statement (both defined below), of any person nominated for election to the Board of Directors by a Stockholder or group thereof that satisfied the requirements of this Section 3.11(a)(iv) (the "Nominator"), and allow Stockholders to vote with respect to such nominee on the Company's proxy card. Each Nominator may designate nominees representing up to 25% of the total number of the Company's directors.

To be eligible to make a nomination under this Section 3.11(a)(iv), a Nominator must:

(a) have beneficially owned 1% or more of the Company's outstanding common stock (the "Required Shares") continuously for 1 year prior to the submission of its nomination, and shall represent that it intends to hold the Required Shares through the date of the meeting;

(b) provide to the Company's secretary within the time described in Section 3.11(a)(ii) written notice containing: (i) with respect to the nominee, the information required under Sections 3.11(a)(ii)(2) and (4) (the "Disclosure"); and (ii) with respect to the Nominator, proof of ownership of the Required Shares in satisfaction of SEC Rule 14a-8; and

(c) execute an undertaking that it agrees: (i) to assume all liability for any violation of law or regulation arising out of the Nominator's communications with Stockholders, including the Disclosure; and (ii) to the extent it uses soliciting material other than the Company's proxy materials, to comply with all laws and regulations relating thereto.

The Nominator shall have the option to furnish a statement, not to exceed 500 words, in support of each nominee's candidacy (the "Statement(s)"), at the time the Disclosure is submitted to the Company's secretary. The board of directors shall adopt a procedure for timely resolving disputes over whether notice was timely given and whether the Disclosure and Statement(s) comply with this Section 3.11(a)(iv) and the rules under the Exchange Act.

The following shall be added to Section 3.6(b) regarding Voting for Directors.

> Notwithstanding the foregoing, the total number of directors elected at any meeting may include candidates nominated under the procedures set forth in Section 3.11(a)(iv) representing no more than 25% of the total number of the Company's directors.

Shareholders' right to nominate board candidates is a fundamental principle of good corporate governance and board accountability.

This proposal enables shareholders to nominate director candidates subject to reasonable limitations, including a 1% / 1 year holding requirement for nominators, permitting nominators to nominate no more than 25% of the company's directors, and providing that, in any election, candidates nominated by shareholders under this procedure can be elected to fill no more than 25% of the Board seats.

For more information see http://www.nbim.no/WellsFargoProxyAccessProposal

Please vote FOR this proposal.

485 Lexington Avenue
New York, NY 10017
Tel: 646-722-8500 • Fax: 646-722-8501

Grant & Eisenhofer P.A.
Chase Manhattan Centre
1201 North Market Street
Wilmington, DE 19801
Tel: 302-622-7000 • Fax: 302-622-7100
www.gelaw.com

1920 L Street, N.W., Suite 400
Washington, DC 20036
Tel: 202-783-6091 • Fax: 202-350-5908

Michael J. Barry
Director
Tel: 302-622-7065
mbarry@gelaw.com

November 22, 2011

VIA FAX, ELECTRONIC MAIL AND OVERNIGHT MAIL

Laurel A. Holschuh
Corporate Secretary
MAC #N9305-173
Wells Fargo Center
Sixth and Marquette
Minneapolis, Minnesota 55479

Re: **Shareholder Proposal Pursuant to Rule 14a-8**

Dear Ms. Holschuh:

Pursuant to SEC Rule 14a-8, enclosed is a shareholder proposal (the "Proposal) submitted by Norges Bank, the central bank for the Government of Norway, for inclusion in the proxy materials to be provided by Wells Fargo. (the "Company") to the Company's shareholders and to be presented at the Company's 2012 annual meeting for a shareholder vote. Also enclosed is a power of attorney ("POA") from Norges Bank Investment Management ("NBIM"), a division of Norges Bank with authority to submit proposals on behalf of Norges Bank, authorizing me to act for Norges Bank for purposes of the submission of and communications regarding the Proposal.

Norges Bank is the owner of over $2,000 in market value of common stock of the Company and has held such stock continuously for more than 1 year as of today's date. Norges Bank intends to continue to hold these securities through the date of the Company's 2012 annual meeting of shareholders. The required certification of Norges Bank's ownership from the record owner will be forthcoming.

Please let me know if you would like to discuss the Proposal or if you have any questions.

Sincerely,

Michael J. Barry

MJB/rm
Enclosures

The Corporation's Bylaws are hereby amended as follows:

The following shall be added as Section 3.11(a)(iv):

Notwithstanding anything in the last sentence of Section 3.11(a)(i) to the contrary, the Company shall include in its proxy materials for a meeting of Stockholders at which any director is to be elected the name, together with the Disclosure and Statement (both defined below), of any person nominated for election to the Board of Directors by a Stockholder or group thereof that satisfied the requirements of this Section 3.11(a)(iv) (the "Nominator"), and allow Stockholders to vote with respect to such nominee on the Company's proxy card. Each Nominator may designate nominees representing up to 25% of the total number of the Company's directors.

To be eligible to make a nomination under this Section 3.11(a)(iv), a Nominator must:

(a) have beneficially owned 1% or more of the Company's outstanding common stock (the "Required Shares") continuously for 1 year prior to the submission of its nomination, and shall represent that it intends to hold the Required Shares through the date of the meeting;

(b) provide to the Company's secretary within the time described in Section 3.11(a)(ii) written notice containing: (i) with respect to the nominee, the information required under Sections 3.11(a)(ii)(2) and (4) (the "Disclosure"); and (ii) with respect to the Nominator, proof of ownership of the Required Shares in satisfaction of SEC Rule 14a-8; and

(c) execute an undertaking that it agrees: (i) to assume all liability for any violation of law or regulation arising out of the Nominator's communications with Stockholders, including the Disclosure; and (ii) to the extent it uses soliciting material other than the Company's proxy materials, to comply with all laws and regulations relating thereto.

The Nominator shall have the option to furnish a statement, not to exceed 500 words, in support of each nominee's candidacy (the "Statement(s)"), at the time the Disclosure is submitted to the Company's secretary. The board of directors shall adopt a procedure for timely resolving disputes over whether notice was timely given and whether the Disclosure and Statement(s) comply with this Section 3.11(a)(iv) and the rules under the Exchange Act.

The following shall be added to Section 3.6(b) regarding Voting for Directors.

> Notwithstanding the foregoing, the total number of directors elected at any meeting may include candidates nominated under the procedures set forth in Section 3.11(a)(iv) representing no more than 25% of the total number of the Company's directors.

The right of shareholders to nominate board candidates is a fundamental principle of good corporate governance and board accountability.

This proposal give shareholders the right to nominate director candidates subject to reasonable limitations. These limitations include a 1% / 1 year holding requirement for nominators, permit nominators to nominate no more than 25% of the company's directors, and provide that, in any election, candidates nominated by shareholders under this procedure can be elected to fill no more than 25% of the Board seats.

More information is available at http://www.nbim.no/WellsFargoProxyAccessProposal

We urge shareholders to vote FOR this proposal.

NBIM
Norges Bank Investment Management

Laurel A. Holschuh Corporate Secretary Wells Fargo & Company MAC #N9305-173 Wells Fargo Center Sixth and Marquette Minneapolis, Minnesota 55479	Date: November 21, 2011 Your ref: Our Ref:

Dear Ms. Holschuh:

Power of Attorney for Grant & Eisenhofer P.A.

We, Norges Bank, the Investment Management division, P.O. Box 1179 Sentrum, 0107 Oslo, Norway, ("NBIM"), hereby confirm the authority of Grant & Eisenhofer P.A., by the attorneys Stuart Grant and/or Michael J. Barry, to act on behalf of NBIM for purposes of submitting the 2012 shareholder proposal and direct all communications to NBIM concerning the proposal to Grant & Eisenhofer P.A.

Yours sincerely,

Jan Thomsen
Chief Risk Officer
Email: jth@nbim.no
Tel: +47 2407 3249

Guro Heimly
Senior Legal Advisor
Email: guh@nbim.no
Tel: +47 2407 3112

Postal address: Norges Bank, P.O. Box 1179 Sentrum, 0107 Oslo, Norway, Att: Guro Heimly

485 Lexington Avenue
New York, NY 10017
Tel: 646-722-8500 • Fax: 646-722-8501

Grant & Eisenhofer P.A.

123 Justison Street
Wilmington, DE 19801
Tel: 302-622-7000 • Fax: 302-622-7100

www.gelaw.com

1920 L Street, N.W., Suite 400
Washington, DC 20036
Tel: 202-386-9500 • Fax: 202-386-9505

Michael J. Barry
Director
Tel: 302-622-7065
mbarry@gelaw.com

December 7, 2011

VIA FAX, ELECTRONIC MAIL AND OVERNIGHT MAIL

Laurel A. Holschuh
Corporate Secretary
MAC #N9305-173
Wells Fargo Center
Sixth and Marquette
Minneapolis, Minnesota 55479

Re: Shareholder Proposal Pursuant to Rule 14a-8

Dear Ms. Holschuh:

Enclosed is a slightly amended version of the proposal submitted to Wells Fargo by Norges Bank on November 22, 2011 (the "Proposal"). The attached minor amendment makes some technical non-substantive changes to avoid any potential questions regarding the total number of words in the Proposal. For your reference, also attached is a redline showing the minor changes.

This technical amendment does not make any substantive changes to the Proposal, and is a technical revision of the Proposal as submitted on November 22, 2011. In particular, these technical revisions are of the type noted by the SEC in Staff Legal Bulletin 14 and 14B as being "minor in nature and … not alter[ing] the substance of the proposal," and that are routinely allowed. If you disagree, please let me know immediately.

Thank you for your attention to this matter.

Sincerely,

Michael J. Barry

MJB/rm
Enclosures

The Corporation's Bylaws are hereby amended as follows:

The following shall be added as Section 3.11(a)(iv):

Notwithstanding anything in the last sentence of Section 3.11(a)(i) to the contrary, the Company shall include in its proxy materials for a meeting of Stockholders at which any director is to be elected the name, together with the Disclosure and Statement (both defined below), of any person nominated for election to the Board of Directors by a Stockholder or group thereof that satisfied the requirements of this Section 3.11(a)(iv) (the "Nominator"), and allow Stockholders to vote with respect to such nominee on the Company's proxy card. Each Nominator may designate nominees representing up to 25% of the total number of the Company's directors.

To be eligible to make a nomination under this Section 3.11(a)(iv), a Nominator must:

(a) have beneficially owned 1% or more of the Company's outstanding common stock (the "Required Shares") continuously for 1 year prior to the submission of its nomination, and shall represent that it intends to hold the Required Shares through the date of the meeting;

(b) provide to the Company's secretary within the time described in Section 3.11(a)(ii) written notice containing: (i) with respect to the nominee, the information required under Sections 3.11(a)(ii)(2) and (4) (the "Disclosure"); and (ii) with respect to the Nominator, proof of ownership of the Required Shares in satisfaction of SEC Rule 14a-8; and

(c) execute an undertaking that it agrees: (i) to assume all liability for any violation of law or regulation arising out of the Nominator's communications with Stockholders, including the Disclosure; and (ii) to the extent it uses soliciting material other than the Company's proxy materials, to comply with all laws and regulations relating thereto.

The Nominator shall have the option to furnish a statement, not to exceed 500 words, in support of each nominee's candidacy (the "Statement(s)"), at the time the Disclosure is submitted to the Company's secretary. The board of directors shall adopt a procedure for timely resolving disputes over whether notice was timely given and whether the Disclosure and Statement(s) comply with this Section 3.11(a)(iv) and the rules under the Exchange Act.

The following shall be added to Section 3.6(b) regarding Voting for Directors.

> Notwithstanding the foregoing, the total number of directors elected at any meeting may include candidates nominated under the procedures set forth in Section 3.11(a)(iv) representing no more than 25% of the total number of the Company's directors.

Shareholders' right to nominate board candidates is a fundamental principle of good corporate governance and board accountability.

This proposal enables shareholders to nominate director candidates subject to reasonable limitations, including a 1% / 1 year holding requirement for nominators, permitting nominators to nominate no more than 25% of the company's directors, and providing that, in any election, candidates nominated by shareholders under this procedure can be elected to fill no more than 25% of the Board seats.

For more information see http://www.nbim.no/WellsFargoProxyAccessProposal

Please vote FOR this proposal.

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NBIM
Norges Bank Investment Management

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